Exhibit 99.2

Press Release

Vertical Aerospace Founder Backs Company with Additional $50M Investment Commitment

-	Founder and CEO Stephen Fitzpatrick commits to invest $50 million equity capital into Vertical Aerospace
-	Initial tranche of $25 million at $10 per share; second tranche of $25 million at a price to be determined
-	Investment extends projected cash runway into Q2 2025 and will support the continued development of the certification aircraft design
-	Vertical is engaged in discussions for further capital pending the flight test campaign of its second prototype
-	Vertical continues to target Type Certification towards the end of 2026

London, UK; New York, USA– 22 January 2024 Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering zero-emissions aviation, announces today that it has secured $50 million in committed funding from founder, majority owner and CEO, Stephen Fitzpatrick. The investment provides the platform for further funding rounds and extends Vertical’s projected cash runway into Q2 2025, supporting the continued development of the certification aircraft design following prototype testing this year. This certification aircraft will then go into final regulatory testing before production.

This funding comes at an important period for the company as it nears the completion of its second-generation, full-scale piloted VX4 prototype at GKN Aerospace’s Global Technology Centre. The aircraft will conduct a series of key public flight demonstrations in 2024, including the intention to fly at Farnborough International Airshow and to and from Heathrow Airport. These flights are expected to demonstrate the significant technical and engineering advancements made to the VX4. Following this flight test programme and planned public demonstrations, Vertical expects to be in position to refine and finalise its aircraft design.

Stephen Fitzpatrick, CEO & Founder of Vertical, said: “Since founding Vertical in 2016 I have continued to believe in the enormous potential the company has to pioneer zero carbon aviation. The company has achieved significant technical progress both in its prototype programme and its certification plans in 2023, that I believe is not reflected in our share price. Given the success I have seen in the past 12 months, I am more confident than ever in our world class team, and I am delighted to further support the company with additional funding.”

Mike Flewitt, Chairman of Vertical, said: “I am delighted that Stephen has committed to further funding Vertical. His vision and funding to date have enabled Vertical to be a frontrunner in the Advanced Air Mobility industry and I look forward to both our demonstrations and the completion of additional funding rounds to deliver on the promise the VX4 has to offer our customers and their passengers. We are on track to deliver a transformative UK developed electric aircraft to our customers across the globe.”

The funding comes off the back of several major milestones achieved by the company in 2023:

o	Opening the Vertical Energy Centre in January and building a complete battery powertrain with Molicel cells
o	Receiving Design Organisation Approval (DOA) from the UK Civil Aviation Authority (CAA) in March
o	Completing the thrustborne test campaign with the full-scale VX4 prototype by August
o	Pre-orders for 1500 VX4 aircraft worth over $5bn from more than a dozen customers worldwide by October
o	Completing initial Technical Familiarisations with five global aviation regulators and proceeding to a key design review for the VX4
o	Starting final assembly for the second VX4 full-scale piloted prototype – which includes the technologies from the majority of the VX4’s certification aircraft partners
o	Strengthening the senior engineering team with hires across aircraft design, flight test, airworthiness and powertrain

Vertical has an asset light, lower capital approach to eVTOL aircraft development, supported by its tier-one aerospace partner ecosystem and global operating partners. In 2023, Vertical’s unaudited results indicate that its  net cash used in operating activities was approximately $95 million, emphasising its disciplined approach to spend management.

Transaction summary

The Company and Mr. Fitzpatrick have entered into a legally binding term sheet agreement in respect of an equity investment by Mr. Fitzpatrick. Mr. Fitzpatrick will commit an initial tranche of $25 million, which is expected to close by March 2024, for a mixture of ordinary shares at $10 per share and warrants with a $5 exercise price, and a second tranche of $25 million by 31 July 2024 for ordinary shares at a price per share to be determined (such second tranche to be reduced by the amount of alternative equity funding secured by the Company by that date). As part of the transaction, shareholders will vote on certain changes to the Company’s articles of association with respect to Board composition and proceedings at shareholder meetings; and the Company will provide certain veto rights to Mr. Fitzpatrick, for so long as his holding of the Company’s ordinary shares remains above certain thresholds, in respect of certain changes to the company’s articles, appointments, and certain issuances of shares and other instruments. The closing of the transaction is subject to the entry into of long-form agreements and other customary closing conditions.

-    ENDS –

About Vertical Aerospace

Vertical Aerospace (NYSE: EVTL) is pioneering electric aviation. The Company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have previously certified and supported over 30 different civil and military aircraft and propulsion systems. Vertical received its Design Organisation Approval in 2023 underlining the UK Civil Aviation Authority’s confidence in Vertical’s capability to design a safe and reliable aircraft and aviation-related products to the highest standards.

Vertical’s top-tier partner ecosystem, including Honeywell Aerospace, Leonardo, Hanwha, Dassault Systèmes, Molicel, and GKN Aerospace, is expected to de-risk operational execution and its pathway to certification allowing for a lean cost structure and enabling production at scale. Vertical has a leading pre-order book from a diverse global customer base, creating multiple potential near term and actionable routes to market. Customers include airlines, aircraft lessors, helicopter operators, mobility firms and tourism groups, including American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet and FLYINGGROUP, as well as Japan Airlines (JAL), Gol, Air Greenland, Gozen Holding and AirAsia, through Avolon’s VX4 placements.

Final assembly of Vertical’s second, more advanced full-scale VX4 prototype includes technology from Vertical’s tier-one aerospace partners including Honeywell, GKN Aerospace, Hanwha, Leonardo, Molicel and Solvay, each of which will contribute to the certification VX4 aircraft. It also features improvements developed by Vertical that include its next generation propellers and proprietary battery pack technology, which has been developed at its Vertical Energy Centre.

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Lyle Hill

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+44 7919965716

Investor Relations

Eduardo Royes

investors@vertical-aerospace.com

+1 (646) 200-8871

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the expected closing of the committed funding transaction, including the entry into long-form agreements and the satisfaction of all closing conditions, the sufficiency of the proceeds from the committed funding to meet the Company’s capital expenditure requirements until the time specified, our ability and plans to raise additional capital to fund our operations and support our growth and profitability strategies, our future results of operations and financial position, our plans for capital expenditures, the design and manufacture of the VX4, our business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.